Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of a video message posted on Time Warner Cable Inc.’s internal website on May 26, 2015 from the Chairman and Chief Executive Officer of the company to employees.

Good afternoon everyone. I’m sure by now all of you have heard the exciting news that we announced this morning, which is that Time Warner Cable will be combining with Charter and our longtime partners at Bright House to create an industry-leading cable company for the next generation. Specifically, Time Warner Cable will merge with Charter. At the same time, Charter has entered into a transaction pursuant to which it will combine with Bright House and that three-way deal will result in roughly 23 million customers being served by the new company across 41 states across the country – a pretty powerful and compelling opportunity. I would tell you that I think today is a great day for Time Warner Cable. It’s a great day for our shareholders. It’s a great day for our customers. And it’s a terrific day for you, our employees.
Let me start with our shareholders. The transaction values Time Warner Cable at $79 billion. That valuation translates to roughly $195 to $200 per Time Warner Cable share – depending on how you value the Charter stock involved in the transaction. And it results in Time Warner Cable shareholders owning as much as 44% of the new company going forward. Those valuations represent a significant premium over where Time Warner Cable shares were trading prior to the transaction. It also represents a meaningful premium to the value that was attributed to Time Warner Cable in the Comcast deal. So all in all, a really successful outcome for our shareholders and as you guys know, I’ve talked a lot over the last year and a half about maximizing shareholder value. I think this morning we certainly delivered on that commitment.
Next, our customers. I think this is a tremendous deal for Time Warner Cable customers. This transaction brings together three companies who are wholly committed to investing in our network and our products. Three companies whose philosophy is to put the customer first in everything that we do. And, I have every reason to believe that the best of the three companies will be brought to bear as we continue to deliver great customer experiences going forward. So I think this is a truly terrific day for Time Warner Cable customers.
Last, but not least, our employees. I think the opportunities for all of you in the combined Charter-Time Warner Cable-Bright House are truly limitless. This is a company that will have meaningful opportunities for our folks. Tom Rutledge will be Chairman and CEO, and Tom has committed to a best-in-breed philosophy in terms of selecting management for the new company. He has also said that he expects that our regional operating structure will remain largely intact following the merger. They’ve talked a lot about insourcing call centers and that should give rise to the need for additional talent, probably from Time Warner Cable, to manage and man our new call centers. And I think the bottom line is, as the largest company in the three party deal, it’s reasonable to assume that a significant portion of the new company’s workforce is going to come from Time Warner Cable. So I think that really creates some very exciting opportunities for all of you.

Let me talk a little bit about the regulatory approval process. Given what we’ve just gone through over the last 18 months, it would be reasonable for you to ask the question can this transaction get done, given that the Comcast-Time Warner Cable merger did not? And I will tell you that I am confident that it will in fact get done. I know you’re probably saying, “Well Rob was confident about the last deal getting done,” but this deal is a fundamentally different transaction. In that, the company that we create as a result of the combinations will be significantly smaller even than Comcast is today. There will be no vertical integration. What I mean by that is Charter-Time Warner Cable-Bright House will have no national programming networks to speak of; they will have no movie studio, no broadcast network – all things that made the Comcast-Time Warner Cable merger somewhat more complicated. I think we can meaningfully demonstrate that this deal is in the public interest and is very pro-consumer, and I expect that over the course of the coming months, our folks in Washington will do that. So I feel pretty good about the prospects for the deal getting done. We wouldn’t have entered into it, if we didn’t feel that way.
I’ll respond to a question that I know is coming because it was a hot topic in the last deal. If the deal does not get done for some reason and, again, I believe it will, Charter will owe Time Warner Cable a $2 billion breakup fee. So, in a sense, we have somewhat of an insurance policy in the event that the deal doesn’t go through as planned.
So what’s next? What’s next is largely what has transpired over the last 15, 16 months. We’re going to keep running the business until the transaction occurs. Continue to invest in our network. Invest in our products. Invest in our people. We’re going to keep delivering great experiences to our customers and we’re going to continue to create value by doing that. And I have every confidence, based on your track record, that all of you will continue to do what you do as well as you have during the past period of deal pendency.
I don’t in any way trivialize the difficulty of doing your jobs when the world around you is as chaotic as the one in which we live. But I have the highest regard for your ability to remain focused in spite of all the distractions. And I’m really counting on your proving my confidence correct. So there will be plenty of time for questions over the coming days. We’ll undoubtedly be sharing a whole bunch of information with you about the terms of the deals. Specific provisions we’ve negotiated for the benefit of our employees and specifics around the imminent integration planning efforts. But until then, I would simply say, thank you for your continued support. Thank you for your professionalism. Thank you for your commitment to Time Warner Cable. We wouldn’t be here today without all of your incredible efforts, especially over the last 16 months. So thank you and we’ll talk to you soon.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Charter’s, Time Warner Cable’s and Bright House’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter’s ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter’s and Time Warner Cable’s respective filings with the SEC, including Charter’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Charter and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.